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                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 3)
                             SFX Broadcasting, Inc.
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                                (Name of Issuer)
                 Class A Common Stock, par value $.01 per share
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  784174 AA 2
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                                 (CUSIP Number)

                             Robert F.X. Sillerman
                        150 East 58th Street, 19th Floor
                            New York, New York 10155
                                (212) 980-4455*
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 24, 1997
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




                       * with copies to:

                       Richard A. Liese, Esq.
                       150 East 58th Street, 19th Floor
                       New York, NY 10155
                       Telephone:  (212) 980-4455


                               Page 1 of 7 Pages

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CUSIP No. 784174 AA 2            13D                        Page 2 of 6 Pages

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Robert F.X. Sillerman
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2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]

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6.     CITIZENSHIP OR PLACE OF ORGANIZATION
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      NUMBER OF          7. SOLE VOTING POWER                     2,219,564(*)
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                           0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                2,219,564(*)
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                      0
- ------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                            2,219,564(*)
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12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

- ------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               21.2%
- ------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                           IN
- -------------------------------------------------------------------------------

- --------

* After giving effect to the assumed conversion by Mr. Sillerman of the 1,024,169 shares of Class B Common Stock, par value $.01 per share, of SFX Broadcasting, Inc. beneficially owned by him into shares of Class A Common Stock, par value $.01 per share, of SFX Broadcasting, Inc.

                               Page 2 of 7 Pages

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                  This Amendment No. 3 amends and supplements Items 4, 5, 6 and
7 of the Schedule 13D (the "Schedule 13D") of Robert F.X. Sillerman with respect to the shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of SFX Broadcasting, Inc. (the "Company").

ITEM 4.           PURPOSE OF TRANSACTION

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                  Items 4, 5 and 6 of the Schedule 13D are hereby amended by adding the following to the disclosure contained in the Schedule 13D:

                  The description of the Merger Agreement and the Stockholder Agreement (as such terms are hereinafter defined) herein contained does not purport to be complete and is qualified by reference to the copy of the Merger Agreement and the Stockholder Agreement attached hereto as exhibits, which are incorporated herein by reference.

                  The Company has entered into an Agreement and Plan of Merger, dated as of August 24, 1997 (the "Merger Agreement"), among SBI Holding Corporation ("Parent"), SBI Radio Acquisition Corporation ("Sub") and the Company pursuant to which Sub will merge (the "Merger") with and into the Company and the Company will become a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, upon the consummation of the Merger, each outstanding share of Class A Common Stock shall be canceled and converted into the right to receive $75.00 in cash (subject to increase under certain circumstances described in the Merger Agreement) and each outstanding share of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of the Company shall be canceled and converted into the right to receive $97.50 in cash (subject to increase under certain circumstances described in the Merger Agreement). The holders of each outstanding option and warrant to purchase Class A Common Stock shall be entitled to receive cash in an amount equal to the difference between $75.00 (subject to increase under certain circumstances described in the Merger Agreement) and the exercise price of such options and warrants.

                  In addition, the Merger Agreement also provides for the distribution to the Company's stockholders of the concert promotion business by a pro rata distribution, to the holders of Class A Common Stock and Class B Common Stock (collectively, the "Common Stock"), in a taxable transaction, of all of the capital stock owned by the Company in Delsener/Slater Holdings (as defined in the Merger Agreement) which in turn will hold all of the capital stock in SFX Concerts, Inc. (the "Spin Off"), with the holders of the Class A Common Stock and Class B Common Stock receiving in the Spin Off Class A common stock and Class B common stock of Delsener/Slater Holdings having features similar to the Company's Class A Common Stock and Class B


                               Page 3 of 7 Pages

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Common Stock. In addition, the holders of certain warrants to purchase Class A
Common Stock shall receive, upon the exercise of such warrants, Class A common stock of Delsener/Slater Holdings having features similar to the Company's Class A Common Stock. Instead of consummating the Spin Off, the Company may, under certain circumstances specified in the Merger Agreement, dispose of the concert promotion business through an Alternative Transaction (as defined in the Merger Agreement). It is contemplated that the Spin Off will occur prior to or simultaneous with the consummation of the Merger. Delsener/Slater Holdings is to receive the Working Capital (as defined in the Merger Agreement) of the Company as of the consummation of the Merger. The consideration to be paid to the holders of Common Stock is subject to increase, under the circumstances set forth in the Merger Agreement (a) in the event that the Merger shall not have been consummated before May 31, 1998 and Parent extends the Termination Date (as defined in the Merger Agreement), (b) in the event that the Spin Off or Alternative Transaction is not consummated at or prior to the consummation of the Merger and the Parent shall have waived the satisfaction of this condition or (c) as a result of adjustments to Working Capital.

                  The consummation of the Merger is conditioned upon, among other things, (a) the approval of the stockholders of the Company of (i) the amendments to the Company's Restated Certificate of Incorporation contemplated by the Merger Agreement (which shall be subject to the affirmative vote of the holders of a majority of voting power of all outstanding shares of Common Stock, voting as a single class and the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Class A Common Stock and Series D Preferred Stock, each voting as a separate class) and (ii) the Merger Agreement and the Merger (which shall be subject to the affirmative vote of the holders of a majority of voting power of all outstanding shares of Common Stock, voting as a single class), in the manner contemplated in the Merger Agreement; (b) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (c) the receipt from the Federal Communications Commission of the FCC Consent (as such term is defined in the Merger Agreement).

                  Upon the consummation of the Merger, the shares of Class A Common Stock will no longer be authorized to be quoted on the Nasdaq National Market System and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Upon consummation of the Merger, Parent, as the sole stockholder of the Company, will have the right to elect all of the directors of the Company.

                  In addition, concurrently with the execution of the Merger Agreement and as a condition of the willingness of Parent to enter into the Merger Agreement, Mr. Sillerman entered into a Stockholder Agreement, dated as of August 24, 1997 (the "Stockholder Agreement"), among Parent, Sub, the Company and Mr. Sillerman. Pursuant to and subject to the terms and conditions of the Stockholder Agreement, Mr. Sillerman is required to vote all shares of Class A Common Stock and Class B Common Stock which he Beneficially Owns (as such term is defined in the Stockholder Agreement) (a) in favor of the Merger and the amendments to the Company's Restated Certificate of Incorporation contemplated thereby, (b) against any Acquisition Proposal (as such term is defined in the Stockholder Agreement) involving the Company (other than the Merger), and (c) to


                               Page 4 of 7 Pages

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the extent that any of the following could reasonably be expected to impede or interfere with the Merger, or are intended to lead to an alternative acquisition proposal, any change in a majority of the Board of Directors of the Company, any change in the present capitalization of the Company or any change to the Company's Restated Certificate of Incorporation. Mr. Sillerman's obligations to vote as described terminates upon the earlier of the consummation of the Merger or the first anniversary of the termination of the Merger Agreement.

                  In the event that Mr. Sillerman sells or transfers his shares of Class A Common Stock and Class B Common Stock in connection with the consummation of an Acquisition Proposal involving the Company (other than the Merger) that is in existence on or that has been made prior to the first anniversary of the termination of the Merger Agreement (an "Alternate Disposition"), he is required to pay to Parent the difference between the total consideration received by him upon the consummation of such Alternate Disposition and any other transactions contemplated thereby and the total consideration to be received by him upon the consummation of the Merger and the transactions contemplated thereby.

                  In the event that the consideration currently provided for in the Merger Agreement is increased (a "Second Transaction"), Mr. Sillerman is required to pay to Parent, except in certain specified circumstances, the difference between the total consideration received by him upon the consummation of the Second Transaction and any other transactions contemplated thereby and the consideration to be received by him upon the consummation of the Merger and the transactions contemplated thereby or waive the right of him and his affiliates to receive such difference.

                  Mr. Sillerman has agreed in the Stockholder Agreement that he will not offer, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of any of the shares of Class A Common Stock or Class B Common Stock and any securities convertible into or exercisable or exchangeable for such shares which he Beneficially Owns or grant any proxy or power of attorney with respect thereto but that Mr. Sillerman may, pledge or encumber such securities in connection with a bona fide lending transaction with any institutional lender that is not entered into in connection with an Acquisition Proposal, if such lender gives at least 15 business days prior notice to Parent before taking any sale or foreclosure action, in respect of such securities and during such time will allow Parent the right to cure or acquire the loan, upon such terms as may be mutually agreed to.

                  The Stockholder Agreement terminates upon the termination of the Merger Agreement as a result of (1) (a) the Merger not having been consummated on or before the Termination Date, as so extended, (b) the issuance of a final and nonappealable order, injunction, decree or ruling permanently enjoining, restraining or otherwise prohibiting the Merger or (c) a Material Breach (as defined in the Merger Agreement) by Parent of any representation, warranty, covenant or other agreement contained in the Merger Agreement; and as a result of such, the Company is entitled to request a release of the letter of credit deposited into escrow by Parent upon the execution of the Merger Agreement or (2) upon the mutual written consent of Parent, Sub and the Company by mutual action of their respective Boards of Directors. Upon such termination, the


                              Page 5 of 7 Pages

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Stockholders Agreement, including the obligation to vote against any
Acquisition Proposal, will be void and of no further force or effect.

                  From time to time, in connection with the entering into of personal financial arrangements, Mr. Sillerman has executed pledge agreements with respect to all or a portion of his shares of Common Stock. Certain of Mr. Sillerman's shares are currently pledged to a major United States banking institution pursuant to such a pledge agreement. Mr. Sillerman retains the right to vote such shares until an event of default occurs.

                  The Form 10-Q of the Company for the period ended June 30, 1997 states that, as of August 4, 1997, there were 8,394,887 shares of Class A Common Stock outstanding. Mr. Sillerman beneficially owns 2,219,564 shares of Class A Common Stock (representing 21.2% of the outstanding shares, calculated in accordance with Rule 13d-3 under the Exchange Act) by virtue of the ownership by him or his affiliates of (a) 150,250 shares of Class A Common Stock, (b) 1,024,169 shares of Class B Common Stock, and (c) options or warrants exercisable within 60 days to purchase an aggregate of 1,045,145 shares of Class A Common Stock. The Company granted Mr. Sillerman immediately exercisable options in respect of 175,000 shares of Class A Common Stock and 150,000 shares of Class A Common Stock in December 1996 and April 1997, respectively, most of which were granted from stockholder-approved employee benefit plans. The options were granted at the fair market value of a share of Class A Common Stock on the date of the grant. In addition, options in respect of 10,386 shares of Class A Common Stock previously granted to Mr. Sillerman vested through June 7, 1997.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Merger Agreement, dated August 24, 1997, among SBI Holding Corporation, SBI Radio Acquisition Corporation and SFX Broadcasting, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K of SFX Broadcasting, Inc. filed with the Securities and Exchange Commission on August 25, 1997).

                  2. Stockholder Agreement, dated August 24, 1997, among SBI Holding Corporation, Robert F.X. Sillerman and SFX Broadcasting, Inc. (incorporated by reference to Exhibit 10.1 of the Form 8-K of SFX Broadcasting, Inc. filed with the Securities and Exchange Commission on August 25, 1997).


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                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 1997                    /s/ Robert F.X. Sillerman
                                          --------------------------
                                               Robert F.X. Sillerman


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